Morrison C. Warren	111 West Monroe Street
Partner	Chicago, Illinois 60603-4080

T 312.845.3000
D 312.845.3484
F 312.516.1484
warren@chapman.com

March 19, 2021

VIA E-MAIL AND EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

We are writing to inform the Securities and Exchange Commission (the “Commission”) of changes that the Innovator ETFs Trust (the “Trust”) plans to implement for certain funds in its defined outcome suite of exchange-traded funds1 (the “Innovator MSCI Defined Outcome ETFs”). The Innovator MSCI Defined Outcome ETFs that are the subject of this letter were originally filed on either January 15, 2020 (for the April MSCI Funds) or July 12, 2019 (for the October MSCI Funds). Currently, certain funds which are part of the Trust’s defined outcome suite of exchange-traded funds (the “Innovator Defined Outcome ETFs”) utilize FLexible EXchange® Options (“FLEX Options”) to employ a “defined outcome strategy,” which seeks to produce pre-determined investment outcomes (“Outcomes”) over one-year periods (“Outcome Periods”), based upon the performance of an underlying index or security that tracks an index. In advance of going effective, each April MSCI Fund and October MSCI Fund will update its registration statement to change its FLEX Options that reference an underlying index to reference exchange-traded funds that track such underlying index (each, an “Underlying ETF” and collective, the “Underlying ETFs”). The changes contemplated by this letter will affect the Innovator MSCI Defined Outcome ETFs as set forth on Exhibit A hereto (hereinafter, the “FLEX Options Change”)2.

[1]	Specifically, Innovator MSCI EAFE Power Buffer ETF – April and Innovator MSCI Emerging Markets Power Buffer ETF – April (post-effective amendments 314 and 315, respectively, and collectively, the “April MSCI Funds”) as well as Innovator MSCI EAFE Power Buffer ETF – October and Innovator MSCI Emerging Markets Power Buffer ETF – October (post-effective amendments 235 and 236, respectively, and collectively, the “October MSCI Funds”).

[2]	The following is a list of Innovator Defined Outcome ETFs that currently utilize Underlying ETFs as its reference asset for its FLEX Options: Innovator 20+ Year Treasury Bond 5 Floor ETF – July, Innovator 20+ Year Treasury Bond 9 Buffer ETF – July, Innovator Double Stacker 9 Buffer – October, Innovator Double Stacker – October, Innovator Triple Stacker – October; Innovator S&P 500 Buffer ETF – January; Innovator S&P 500 Power Buffer ETF – January, Innovator S&P 500 Ultra Buffer ETF – January; Innovator S&P 500 Buffer ETF – February; Innovator S&P 500 Power Buffer ETF – February, Innovator S&P 500 Ultra Buffer ETF – February; Innovator S&P 500 Buffer ETF – March; Innovator S&P 500 Power Buffer ETF – March, Innovator S&P 500 Ultra Buffer ETF – March; Innovator MSCI EAFE Power Buffer ETF – January; Innovator MSCI Emerging Markets Power Buffer ETF – January; Innovator Russell 2000 Power Buffer ETF – January; and Innovator Nasdaq-100 Power Buffer ETF – January.

The Trust currently plans to implement the FLEX Options Change for the Innovator MSCI Defined Outcome ETFs on the initial effective date of its respective registration statement prior to the first day of the initial Outcome Period for each applicable fund listed on Exhibit A, beginning with the April MSCI Funds on April 1, 2021. On or about January 4, 2021, the Trust filed with the Commission registration statements pursuant to Rule 485(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) for the Innovator MSCI EAFE Power Buffer ETF – January3 and Innovator MSCI Emerging Markets Power Buffer ETF – January4 funds (each, a “Template Filing” and collectively, the “Template Filings”).5 The April MSCI Funds and October MSCI Funds will be filed in pre-effective amendment filings (the “Replicate Filings”). Each of the April MSCI Funds and October MSCI Funds represent that: (i) the disclosure in the Template Filings are substantially identical that will be made in the Replicate Filings; (ii) the Replicate Filings will incorporate changes made to disclosure included in the Template Filings to resolve any staff comments thereon; and (iii) the Replicate Filings would not include any other changes that would otherwise render them ineligible for filing under Rule 485(b). This letter constitutes the request with the Commission in reliance on ADI 2018-02 Template Filing Relief and Rule 485(b)(vii) of the 1933 Act such that the Innovator MSCI Defined Outcome Funds may rely on the Commission’s review of the applicable Template Filing so as to avoid the need to make additional Rule 485(a) filings (hereinafter, the “Template Filing Relief”). If the Template Filing Relief is granted by the Commission, the Trust will file with the Commission pursuant to Rule 485(b) an updated registration statement for each applicable fund prior to the first day of its initial Outcome Period.

As always, we appreciate the Staff’s input on matters relating to the Innovator Defined Outcome ETFs. We will look forward to discussing this matter with the Staff at its earliest convenience.

Sincerely yours, Chapman and Cutler llp By: /s/ Morrison C. Warren Morrison C. Warren

[3]	Post-effective amendment numbers 518 under the Securities Act of 1933 (the "1933 Act") and 519 under the 1940 Act.

[4]	Post-effective amendment numbers 519 under the 1933 Act and 520 under the 1940 Act.

[5]	On October 27, 2020, the Trust made a template filing relief request for the Innovator Defined Outcome ETFs in order to change its outstanding series with FLEX options that reference an underlying index to reference exchange-traded funds that track such underlying index. On October 30, 2020, the Trust filed registration statements pursuant to Rule 485(a)(1) of the 1933 Act that represented each of the underlying indices undergoing the FLEX options change. The Staff granted the Template Filing Relief in December 2020 for all of the Trust’s launched index-based defined outcome series, which included the Template Filings.

Exhibit A

Fund Name	Current Underlying Index	New Underlying ETF	Planned Launch Date
Innovator MSCI EAFE Power Buffer – April	MSCI EAFE Investable Market Index – Price Return	iShares MSCI EAFE ETF	April 1, 2021
Innovator MSCI EAFE Power Buffer – October	MSCI EAFE Investable Market Index – Price Return	iShares MSCI EAFE ETF	October 1, 2021
Innovator MSCI Emerging Markets Power Buffer – April	MSCI Emerging Markets Investable Market Index – Price Return	iShares MSCI Emerging Markets ETF	April 1, 2021
Innovator MSCI Emerging Markets Power Buffer – October	MSCI Emerging Markets Investable Market Index – Price Return	iShares MSCI Emerging Markets ETF	October 1, 2021

3